Filed by Citigroup Inc.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934
Subject Company: Citigroup Inc.
Commission File No. 1-9924
On February 27, 2009, Citigroup Inc. held a conference call to discuss the press release issued earlier in the day. A copy of the transcript of the call can be found below.
In connection with the proposed exchange offers, Citi will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 and a tender offer statement on Schedule TO that will contain a prospectus and related exchange offer materials. Citi will mail the prospectus to the holders of depositary shares representing its series of convertible and non-convertible public preferred stock and E-TruPS® and TruPS® that may be eligible to participate in the exchange offers. Holders of depositary shares representing these series of preferred stock, and E- TruPS® and TruPS® are urged to read the prospectus and related exchange offer materials when they become available because they will contain important information. You may obtain a free copy of the prospectus and related exchange offer materials (when available) that Citi will file with the SEC at the SEC’s website at www.sec.gov. The prospectus and related exchange offer materials (when they become available) may also be obtained for free by accessing Citi’s website at www.citigroup.com and clicking on the link for “Investors” and then clicking on the link for “All SEC Filings” or by contacting Citigroup at the following address or telephone number: Citigroup Document Services, 540 Crosspoint Parkway, Getzville, NY 14068, or within the United States, at +1-877-936-2737 or outside the United States, at +1-716-730-8055, or by e-mailing a request to docserve@citigroup.com.
CORPORATE PARTICIPANTS
Scott Freidenrich
Citigroup Inc. — Director, IR
Vikram Pandit
Citigroup Inc. — CEO
Gary Crittenden
Citigroup Inc. — CFO
CONFERENCE CALL PARTICIPANTS
Mike Mayo
Deutsche Bank — Analyst
Betsy Graseck
Morgan Stanley — Analyst
Jeff Harte
Sandler O’Neill — Analyst
PRESENTATION
Operator
Good morning, ladies and gentlemen and welcome to today’s announcement from Citigroup featuring Chief Executive Officer, Vikram Pandit and Chief Financial Officer, Gary Crittenden. Today’s call will be hosted by Scott Freidenrich, head of Citi Investor Relations.

Scott Freidenrich - Citigroup Inc. — Director, IR
Thank you, operator. Good morning and thank you all for joining us. On the call this morning is Chief Executive Officer, Vikram Pandit, who will speak first, followed by Chief Financial Officer, Gary Crittenden. Afterwards, we will be happy to take questions; however, please limit the number of follow-up questions to one.
Before we get started, I would like to remind you that today’s presentation may contain forward-looking statements. Citi’s financial results may differ materially from these statements, so please refer to our SEC filings for a description of the factors that could cause our actual results to differ from expectations. With that said, let me turn it over to Vikram.
Vikram Pandit - Citigroup Inc. — CEO
Thank you and good morning, everybody. As you saw this morning, we have announced that we will be (inaudible) our TCE and our capital structure by offering to exchange common stock for preferred and Gary will take you through the details in a minute.
As you know, on the basis of Tier 1 as risk capital and based on our Tier 1 of 11.9%, we have been very well-capitalized. However, the markets became increasingly focused on TCE and the stock price and preferred prices reflected this focus.
What we announced today was not an easy decision for us because we understand the impact of the dilution we are asking you to bear, but in the end, our business is about confidence. As a matter of fact, the entire financial system depends on confidence and we wanted to take definitive steps to put all capital issues aside.
So based on our target participation rate and the exchange, we expect that our TCE to risk weighted asset ratio will be more than 8% and our TCE to total asset ratio will be more than 4%. We run our own stress tests as you know and Gary will take you through some of the underlying assumptions we use. Based on these tests, this capital should take confidence issues off the table, even in a stress environment.
Like all financial services companies, we still have to navigate through the tough environment, but by putting this capital structure issue behind us once and for all, we can lead from strength by focusing on our clients and building our business to maximize the earnings power of the Company, which is ultimately what will allow us to rebuild the stock price.
We are well on our way to doing that. We have strategic clarity as a result of the management separation of Citicorp and Citi Holdings. We have significantly reduced our expenses and headcount and we continue to reduce our assets and particularly our risk assets. As I have said before, our number one priority is to return to profitability as soon as possible.
And as I have said to you before, this is a truly remarkable franchise and the pressure on our earnings and our capital has been driven largely by the assets we came into this market with while much of the rest of the franchise continues to perform well. That is a testament to the strength of our franchise and over the 300,000 colleagues that have worked so tirelessly through all of this and I want to thank them again.
The reaction internally from my colleagues at Citi has been overwhelmingly positive and these are the people who deal with our clients every day and they are, as I am, committed to doing everything we can to rebuild as much value as we can as quickly as we can. And what we announced today will allow us to shift our full attention to that. With that, let me turn it over to Gary.
Gary Crittenden - Citigroup Inc. — CFO
Thank you, Vikram. Good morning, everyone. As you all know, we have worked very hard over the course of the last year and a half to strengthen our capital base. In total, we raised about $50 billion in private capital and $45 billion from the US government. This increased our Tier 1 capital and, as Vikram said, we ended the year with a Tier 1 capital ratio of 11.9%.
Today’s transaction is expected to position Citi to be among the best capitalized banks in the United States. Our hope is, as Vikram said, that this will allow us to execute our strategy and to rebuild shareholder value.

All of this is happening against the backdrop of improved execution. As you know, we have substantially cut our costs. We expect our expenses this year to be in the range of $50 billion to $52 billion, down from $61 billion in 2008. We have cut our headcount by 52,000 people since the beginning of 2008. We have reduced our assets by about $413 billion from their peak and we have reduced concentration in our riskiest portfolios.
Additionally, our overall financial results in January were strong. Institutional clients were very active. Quarter to date, adjusting for foreign exchange, our deposits were down about 2%. That is consistent with seasonal patterns and how deposits typically perform this time of year. We continue to make excellent progress on the managerial split of Citicorp and Citi Holdings. That said, we are still a long ways, of course, from the end of the quarter and market volatility can change results very quickly.
So importantly, how did we size this transaction? As Vikram said, we ran our own stress tests that appear at least at first glance to have economic assumptions that are somewhat more conservative than those included in the government’s stress test scenarios that were distributed this week. Our stress scenarios factor in mark-to-market losses, certain asset impairments, high credit costs, the impact of off-balance-sheet assets coming back on the balance sheet and a number of other factors.
The primary goal of this effort was to be one of the best capitalized banks on a tangible common basis. Tier one capital would continue to be among the highest in the industry. Even after we have run our internal stress scenarios, which at first glance appear to have microeconomic assumptions that are somewhat more conservative than those included in the government stress test as I said, we still expect to be in a position of capital strength.
So does this mean that we don’t have to raise more capital? That was certainly the objective of the transaction if we successfully complete it. There are a number of factors, however, that could affect this outcome and these factors would likely impact all financial institutions.
First of all, the industry does not know what the financial impact of the government’s economic stress scenarios will be. We know the impact of our stress scenarios on our financial results, but that may not necessarily be the same factors that the government uses to translate the economic impact into a financial impact.
Secondly, the government could also impose a very high absolute standard of tangible common equity post these stress tests. We don’t, and I don’t think others know, if that is going to be the case. Finally, we will have a portion of the US government’s investment that will not convert as part of this transaction and that, of course, would be available should that situation arise.
One factor that did not come into our decision-making as we enter into this transaction was the goodwill and intangible impairment that we announced this morning. It had no impact on our capital or liquidity. As we previously announced, we have been conducting a review of our goodwill, which resulted in a pretax impairment charge of $9.6 billion, or $8.7 billion after tax in the fourth quarter of 2008. This flows intuitively from the decline in equity values and in the broader economic environment in the last part of the fourth quarter. This charge related primarily to our consumer banking businesses in North America, Latin America and in Europe and the Middle East. We will provide a complete description of the components and other details in our upcoming 10-K.
Turning back to today’s transaction. We have already a commitment from almost all of the large private preferred shareholders who originally supported us in our capital-raising efforts and they will participate in this conversion. Additionally, we expect to see a high conversion rate among the public preferred shareholders and some amount of ETruPS and TruPS holders who may also convert.
This transaction will work as follows. First, the publicly issued straight and convertible preferred stock and the TruPS and ETruPS will be offered in exchange for common stock. Second, the privately placed convertible preferred stock will be offered in exchange for an interim security and a warrant. The interim security would convert into common stock once shareholders approve an increase in the common stock. The sum of these two conversions will be capped at approximately $27.5 billion.
Finally, the US government will exchange preferreds under the first TARP agreement for the same interim security and warrants. The government will match the amount it exchanges to the amount converted by all other investors up to $25 billion. As I mentioned, this will require a shareholder vote to increase the common stock available for issuance in order to permit conversion on the interim securities. If the shareholder vote passes, the interim securities will be converted into common stock on a one-for-one basis and the warrants that they have received will expire. If the shareholder vote fails, the interim securities will convert into a cumulative preferred stock with a dividend of 9%, which will increase by 200 basis points each quarter to a maximum level of 19%.

In addition, the warrants will be exercisable for a total of 790 million shares at $0.01 per share. The Government preferreds that are not exchanged will be converted into a trust preferred security with an annual distribution or an annual interest cost of 8%. We have the option to apply these securities to convert to common stock if necessary. Any public or private straight and convertible preferreds that are not exchanged, as well as all common stock, will cease paying a dividend. The TruPS and ETruPS will continue to pay interest at their current levels.
Now let me use an illustrative example to demonstrate the potential financial impact of this transaction. The details of this example are available to you on a slide, which is posted on our website. It is important to note that the eventual outcome of the transaction could vary substantially from this example and so each of you should make your own assumptions.
In the example shown on the slide, I will assume a range of outcomes where only the private preferred shareholders convert for $12.5 billion at the low end and all of the preferred shareholders convert for about $27.5 billion at the high end. For ease, this example assumes that none of the ETruPS and TruPS holders will convert.
Now this conversion achieves a number of goals. First, it could increase the tangible book value of the Company from the fourth-quarter level of $29.7 billion to a range of approximately $54 billion to $81 billion depending on the participation in the offering. This provides obviously a significant cushion for any future losses and write-downs of the Company.
Secondly, it rebalances the capital structure to include a much larger portion of common equity. In recent quarters, our capital structure has been tilted more towards hybrid securities and this transaction allows for a substantial rebalancing. In the example, as you can see on the slide, the US government and the preferred shareholders would each own approximately 29% at the low end of the range and 38% at the high end depending on the specific scenario. And the existing shareholders would own the remaining 42% at the low end of the range or 24% at the high end of the range, again depending on the scenario.
Also in our example, the total common shares outstanding would increase from 5.5 billion at the end of 2008 to approximately 13 billion at the low end of the range to 22 billion at the high end of the range. In other words, current shareholders will have their ownership in the Company reduced.
In summary, the transaction substantially increases tangible common equity, but does not change the total amount of capital in the Company and there is no change in the size or the balance sheet or the structure of the Company. With that summary, we would now be happy to take your questions.
QUESTION AND ANSWER
Operator
(Operator Instructions). Mike Mayo.
Mike Mayo - Deutsche Bank — Analyst
Good morning. I think the question that is incoming to me this morning is why would a common shareholder want to increase their ownership or make an ownership in Citigroup with the government owning so much? In other words, will Citigroup be run for the shareholders or is Citigroup going to be run to fulfill public policy goals or some other purpose?
Vikram Pandit - Citigroup Inc. — CEO
Mike, it is Vikram. Let me see if I can address that and I’ll have Gary chime in as well. This is an exchange offer on a conversion. That is the first place to start. It does not represent any additional capital from the government; it just changes the form of investment. And that is based on the fact that, as I talked about before, the TCE ratio is something that increasingly the market focused on and it is our combined view that TCE, through the conversion the government is going to do, is a bridge through this financial challenging environment that we have to profitability.

We completely remain in charge of the day-to-day operations of the Company and none of that changes. None of the oversight relationships with our regulators change either. Of course, the government holds a significant amount of common stock investment in us, but our commitment we have had to every shareholder, which is to provide an exceptional return as we get through this cycle, remains unchanged. And in many ways for those people who have a concern about nationalization, this announcement should put those concerns to rest.
I think the Chairman of the Fed as well talked about it in his testimony. The key aspect that everybody has to appreciate is that the goal is to enhance the franchise value of the financial institutions that are part of any such program that one has to go through in the times of financial stress. And as you focus on franchise value, that becomes the most dominant objective that we are going to manage to and that is not going to change. So I guess, Mike, what I would say, net-net-that, we are going to run Citi for the shareholders.
Mike Mayo - Deutsche Bank — Analyst
And just one follow-up. I don’t know what the rules are when it comes to capital and I didn’t see tangible common equity referenced in all the documents from the regulators the past few days. And Gary, I think you said that could still be a wildcard that the TCE ratio, the standard could be higher than the 4% you mentioned or the 8% depending which measure you use. So is this something that regulators communicated to you and can you give us any other guidance on which capital ratios you need to manage to? Because as you point out, you are well-capitalized and that doesn’t really seem to matter — well-capitalized under regulatory rules.
Gary Crittenden - Citigroup Inc. — CFO
No, what I was using was I was making examples, Mike. So there is certainly no guidance. I was just saying because there is no guidance that one of the prospects is that there could be and under that circumstance, if the guidance were a very high level, it would require I assume virtually all financial institutions to do some type of capital offering, but there has been no guidance on that whatsoever from the government and I have no particular reason to think that there will be.
As you know, we have made for quite a while now an argument that Tier 1 capital was the primary way to think about the capitalization structure of a company, but it is obvious that, over the course of the last while, the tangible common equity has become a big factor in the thinking of the equity markets and what we are doing with this change obviously is responding to that concern in a very significant way.
Mike Mayo - Deutsche Bank — Analyst
Thank you.
Operator
Betsy Graseck.
Betsy Graseck - Morgan Stanley — Analyst
Good morning. I had a couple questions. One of the other themes of questions that I get from investors is what is the ultimate earnings power and I know that you have outlined the organization into the two groups. But we still know continually hear of the possibility that there might be an opportunity to realize some attractive valuations in some of your core holdings. What kind of framework do you have for accessing whether or not it makes sense to retain or generate gains on sales from some of the core holdings that you have identified for us?
Gary Crittenden - Citigroup Inc. — CFO
Well, let me just give you a couple of minutes of thought on how Citicorp and Citi Holdings came together. We didn’t create a good bank/bad bank structure. That is not the way we thought about it. We tried to put ourselves in the shoes of our clients and say what is it that Citi does that is unique compared to other institutions and that is really valued by our clients. And when you do that, you conclude basically that the fact that we run a cash management network that operates around the world, that allows multinationals to get paid by their customers and to pay their suppliers, it makes us incredibly unique and there is a lot of services that we sell as a result of that. We sell a lot of investment banking services that tie directly into that. We also provide trade financing that fits into that and corporate loans. And those businesses have to be supported by a local deposit base. Some of that comes in the form of GTS and some of that comes in the form of consumer activities. That end-to-end business model, Betsy, is really what is in Citicorp. All of that fits together. It doesn’t make any sense to break any piece of it off. If you broke a piece of it off, you would actually destroy value rather than create value. And anything that didn’t fit that definition, we put into Citi Holdings, even if there were very good businesses. So Smith Barney is there, Primerica Financial Services is there. Those are very good businesses, but they didn’t fit the description that I just went through. So we are very focused obviously on managing and optimizing Citi Holdings, but we are very focused on executing our strategy against Citicorp.
Betsy Graseck - Morgan Stanley — Analyst
Because we see rumors that suggest that pieces of Citicorp are being considered for sale.
Gary Crittenden - Citigroup Inc. — CFO
I don’t know how much more clearly we can define it honestly. We have tried to be as clear as we possibly can about how we think about Citicorp and the components of Citicorp and we have tried to be very clear about the components of Citi Holdings and how they fall out and that is the strategy that we are working on.
Betsy Graseck - Morgan Stanley — Analyst
Okay and then last question on this topic is just whether or not the investment by the US government in the form of common has any implications for your ownership of Banamex?
Vikram Pandit - Citigroup Inc. — CEO
Betsy, it’s Vikram. And the answer to that is no. We have structured these investments and we are in the process of structuring them so that all our franchise that Gary talked about in Citicorp remains intact.
Betsy Graseck - Morgan Stanley — Analyst
Okay. Thanks for clarifying that.
Operator
Jeff Harte.
Jeff Harte - Sandler O’Neill — Analyst
Good morning, guys. To follow up on the last question a little further. The change of control from the government and I guess preferred coming into common doesn’t impact Banamex. Does it have any other impacts on your balance sheet or other subsidiaries? I’m wondering do you have to set up a reserve against deferred tax assets or anything like that.
Gary Crittenden - Citigroup Inc. — CFO
No, we have done a very comprehensive review of that and there is no change. Obviously the deal was structured so that we would be fine and so it doesn’t have any impact, Jeff.
Jeff Harte - Sandler O’Neill — Analyst

Okay. And I think you just answered the second question, but let me make sure I have got it right. The US government preferred shares that are not converting into common, they are essentially becoming trust preferred shares. Those get 100% Tier 1 weighting?
Gary Crittenden - Citigroup Inc. — CFO
For Tier 1 purposes, yes, absolutely correct. And those dividends obviously on that class of securities continue both for the government as well as for other ETruPS holders.
Jeff Harte - Sandler O’Neill — Analyst
Okay. And finally, you have talked a bit about the market focusing on tangible common versus Tier 1 and you’re kind of reacting to that. Beyond reacting to the market, is this any indication of a change in the way you’re thinking of your capital or is Tier 1 still the key ratio?
Vikram Pandit - Citigroup Inc. — CEO
Clearly, Tier 1 is, in our view and continues to be the risk capital that drives the business. None of that has changed at all. Having said that, what we are saying is that, in reaction to all the focus on TCE, particularly through the challenging environment that we have gone through, we are also of a point of view that Tier 1 and TCE need to have some ratio that represents a balance. And I guess that is the only difference here as we are saying and that was driven home particularly by the fact that we looked at where the preferreds were trading and where the common was trading. They were already trading at risk capital and we decided why not address this issue head-on for the capital structure that the market is concerned about rather than try and see if we can keep focusing on the total risk capital.
Jeff Harte - Sandler O’Neill — Analyst
Okay, thank you.
Operator
(Operator Instructions). There are no further questions at this time.
Scott Freidenrich - Citigroup Inc. — Director, IR
Well, thank you all very much for joining today and if you have any follow-up questions, please call Investor Relations. Thank you.
Operator
This does conclude today’s conference call. Thank you for your participation. You may now disconnect.